

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

<u>Via Facsimile</u>
Craig D. Gates
President and Chief Executive Officer
Key Tronic Corporation
N. 4424 Sullivan Road
Spokane Valley, WA 99216

      Re: **Key Tronic Corporation**
             Form 10-K for Fiscal Year Ended July 2, 2011
             Filed on September 12, 2011
             File No. 000-11559

Dear Mr. Gates:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Stephen G. Krikorian

                    Stephen G. Krikorian
                    Accounting Branch Chief